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APPROXIMATE LOCATION

Map data ©2022
Employee-owned
Brothers Cole, Inc.

Cannabis Business

Marcellus, MI 49067
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Brothers Cole, Inc. is seeking investment to renovate our second production facility. After self-funding the f investors to help us complete the second facility buildout. This will help us add over $300,000 in annual rev
Expanding Location
This is a preview. It will become public when you start accepting investment.
OUR STORY

Brothers Cole is a premium, indoor cannabis cultivator located in Marcellus, MI. We founded BC because w is marketed. We want to see a higher quality product being offered without all the gimicks. The company w operates a 3,200 sq ft facility, with a second facility under construction. We received a Class C (2000 plant Michigan in June 2022. With plans for expansion into processing and distribution channels, Brothers Cole h

This is a preview. It will become public when you start accepting investment.
THE TEAM
James Cole
Co-Owner/CEO

We are raising capital to fund the renovation of our second existing structure. When we acquired the prope
completed our renovation of the larger structure and we are now moving onto the second renovation.

What are the main challenges for this businesses?

As the industry welcomes more cultivators there is always a risk that supply will outweigh demand. Howeve
razor thin margins, the cannabis industry enjoys very wide margins. This means that even with increasing su
be successful, even if wholesale pricing was to drop 80% we would still hold a larger margin that the averag

What's the most interesting thing you've learned about your industry since you got started?

There is still room for a premium product. As the supply of marijuana products increases so does mediocrit
commoditization of this industry. Only the brands that dedicate themselves to producing a premium produc

What is your background? How did you get into the industry?

Our backgrounds are polar opposites. One of us has 10+ years of experience in the finance industry, the oth
on learning, and mastering, plant biology and cannabis cultivation. Everyone has weaknesses, but a good pa
weaknesses to near extinction.

Why are you raising capital and why is now a good time?

We are raising capital to fund the renovation of our second existing structure. When we acquired the prope
completed our renovation of the larger structure and we are now moving onto the second renovation.

What are the main challenges for this businesses?

As the industry welcomes more cultivators there is always a risk that supply will outweigh demand. Howeve
razor thin margins, the cannabis industry enjoys very wide margins. This means that even with increasing su
be successful, even if wholesale pricing was to drop 80% we would still hold a larger margin that the averag

What's the most interesting thing you've learned about your industry since you got started?

There is still room for a premium product. As the supply of marijuana products increases so does mediocrit
commoditization of this industry. Only the brands that dedicate themselves to producing a premium produc

What is your background? How did you get into the industry?

Our backgrounds are polar opposites. One of us has 10+ years of experience in the finance industry, the oth
on learning, and mastering, plant biology and cannabis cultivation. Everyone has weaknesses, but a good pa

This is a preview. It will become public when you start accepting investment.

6/1/2021

Incorporated

Brothers Cole was incorporated.

9/1/2021

Property purchased and renovations began for Facility #1.

3/1/2022

Renovations, construction and facility buildout are completed.

6/1/2022

Opened

License granted - cultivation operations began.

7/1/2022

Construction/Renovation on Facility #2 began.

9/15/2022

First harvest in Facility #1.

10/1/2022

Facility #2 buildout will be complete.

EXECUTIVE SUMMARY

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment (Lights, Tables, Irrigation) and Construction Expenses $23,500

Mainvest Compensation $1,500

Investment Round Status

$25,000

TARGET

$250,000

MAXIMUM

This investment round closes on October 12th, 2022. 0 people have invested so far.

Summary of Terms
Legal Business Name Brothers Cole, Inc
Investment Structure Revenue Sharing Note
Investment Multiple 2×
Business's Revenue Share 0.5%-5%
Minimum Investment Amount $100
Repayment Schedule Annually
Securitization None
Maturity Date December 31st, 2026
Financial Condition
Historical milestones

Brothers Cole, Inc. has been operating since June 2021 and has since achieved the following milestones:

Acquired 3.5 acre property in Marcellus, MI

Gutted and rebuilt a 3,200 square foot structure

Successfully converted the agricultural building to a compliant commercial building (passing 4 local inspect

Secured local approval for the marijuana operation by working closely with the township supervisor and bo

Successfully lobbied the township board and supervisor for two amendments to the local ordinance, saving
startup costs and $25,000-50,000 per year in annual expenses

Passed Michigan's MRA Pre-qualification

Submitted our application for Step 2 Qualification on March 18th, 2022

Other outstanding debt or equity

As of 3/25/22 Brothers Cole, Inc. has a total debt load of $125,000 outstanding and a cash balance of $55,0 the Jimmy Cole and will be senior to any investment raised on Mainvest.

$75,000 was invested by Jimmy Cole, at a 1% interest rate.

$50,000 was raised from an investor in a zero coupon bond. This debt has no annual payment, but a balloo

In addition to the Brothers Cole, Inc.'s outstanding debt and the debt raised on Mainvest, Brothers Cole, Inc alternate sources at a later date.

No operating history / Pre-Revenue

Brothers Cole, Inc. was established in June 2021. Accordingly, there are limited financial statements and inf evaluating this investment opportunity, investors should consider factors outlined in the risk section as well funded the company sufficiently to get us to market. Our facility build-out is complete and we are awaiting cultivation. While Brothers Cole reserves the right to use the funds raised by this campaign in any legal way using any of the funds for any purpose other than expansion. That expansion involves the construction and

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT C FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal investors and company directors or management be indicted under federal law, all of the assets they contri an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject still federally illegal.

There are conflicts in Federal and State regulations related to cannabis. Federal regulation and enforcemen implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues ar federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If t such laws should be enforced strictly, it could cause significant financial damage to the Company and its sl

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those juris cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the ri even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that present, the states are maintaining existing laws and passing new ones in this area. A change in the federal

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS M

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, an
Sharing Note will be fully administered by the Company and likely not processed by a financial institution. T
will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on o
and/or third party financial applications. This other sources may subject repayments to additional fees or ris
terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Inste
facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
Note is not like that at all. The ability of Brothers Cole, Inc. to make the payments you expect, and ultimatel
on a number of factors, including many beyond our control.

Limited Services

Brothers Cole, Inc. operates with a very limited scope, offering only particular services to potential clients, i
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new
Inc. competes with many other businesses, both large and small, on the basis of quality, price, location, and
customer preference away from Brothers Cole, Inc.'s core business or the inability to compete successfully
negatively affect Brothers Cole, Inc.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Brothers Cole, Inc.'s management or vote on and
regarding Brothers Cole, Inc.. Furthermore, if the founders or other key personnel of Brothers Cole, Inc. wei
unable to work, Brothers Cole, Inc. (and your investment) could suffer substantially.

Financial Forecasts Risks

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, ch
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a
factors are unpredictable and could negatively affect Brothers Cole, Inc.'s financial performance or ability to
Brothers Cole, Inc. ceases operations due to the foregoing factors, it can not guarantee that it will be able t
in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Brothe
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and ar
audited by an independent accounting firm). Although Title III does require extensive information, it is poss
decision if you had more information.

Lack of Ongoing Information

Brothers Cole, Inc. will be required to provide some information to investors for at least 12 months following
is far more limited than the information that would be required of a publicly-reporting company; and Brothe
annual information in certain circumstances.

Uninsured Losses

Although Brothers Cole, Inc. will carry some insurance, Brothers Cole, Inc. may not carry enough insurance
business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at
Brothers Cole, Inc. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect Brothers Cole, Inc.'s financial performance or ab
any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Brothers Cole, Inc.'s management will coincide: you both w
successful as possible. However, your interests might be in conflict in other important areas, including thes

Conversely, if Brothers Cole, Inc. fails to generate enough revenue, you could lose some or all of your mone

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Brothers Cole, Inc., and the revenue of Brothers Cole, disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other er

Subordination

The Notes shall be subordinated to all indebtedness of Brothers Cole, Inc. to banks, commercial finance len institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for exampl representative will be appointed according to the procedures set forth in the Note Indenture. It's possible tl that the representative will do things you believe are wrong or misguided. If an event of default has occurre appointed, all of the representative's reasonable expenses must be paid before any further payments are m

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue c to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Brothers Cole, Inc.. Mainvest never predicts or projects performance, and h information. For additional information, review the official Form C filing with the Securities and Exchange C
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Brothers Cole, Inc. isn't accepting investments right now, but is trying to get a sense of how they should str provide any money, and we won't be accepting money or selling securities, until all of its forms with the SE

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